UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
WEX INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, $0.01 par value
(Title of Class of Securities)
96208T104
(CUSIP Number of Class of Securities)
Sara Trickett
Chief Legal Officer and Corporate Secretary
WEX Inc.
1 Hancock St.,
Portland, Maine 04101
(207) 773-8171
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:
Amanda Fenster
Lyuba Goltser
Weil, Gotshal & Manges LLP
767 5th Ave
New York, New York 10153
(212) 310-8000
Marisa D. Stavenas
John G. O’Connell
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by WEX Inc., a Delaware corporation (“WEX” or the “Company”), to purchase for cash up to $750 million in value of shares of its common stock, par value $0.01 per share (the “Common Stock”), at a price of not less than $148.00 nor greater than $170.00 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated February 26, 2025 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is filed herewith as Exhibit (a)(1)(B). This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.
Item 1.	Summary Term Sheet.
The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” is incorporated herein by reference.
Item 2.	Subject Company Information.
(a) Name and address. The name of the issuer is WEX Inc. The address of the Company’s principal executive offices is 1 Hancock Street, Portland, Maine 04101 and the telephone number is (207) 773-8171.
(b) Securities. The subject securities are shares of Common Stock of WEX Inc. As of February 24, 2025, there were 38,816,270 shares of Common Stock issued and outstanding. The information set forth in the Offer to Purchase under the heading “Introduction” is incorporated herein by reference.
(c) Trading market and price. Information about the trading market and price of the shares of Common Stock set forth in the Offer to Purchase under the heading “Section 8 — Price Range of Shares; Dividends” is incorporated herein by reference.
Item 3.	Identity and Background of Filing Person.
(a) Name and address. The filing person to which this Schedule TO relates is WEX Inc. The address and telephone number of the Company is set forth under Item 2(a) above. The names and business address of the directors and executive officers of the Company are set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference.
Item 4.	Terms of the Transaction.
(a) Material terms. The material terms of the transaction set forth in the Offer to Purchase under the headings “Introduction,” “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 12 – Effects of the Offer on the Market for Shares; Registration under the Exchange Act,” “Section 14 — Material U.S. Federal Income Tax Consequences” and “Section 15 — Extension of the Offer; Termination; Amendment” are incorporated herein by reference.
(b) Purchases. Information regarding purchases from officers, directors and affiliates of the Company set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
Item 5.	Past Contracts, Transactions, Negotiations and Agreements.
(e) Agreements involving the subject company’s securities. The information set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.
(a) Purposes. Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.
(b) Use of securities acquired. Information regarding the treatment of shares of Common Stock acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.
(c) Plans. Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
Item 7.	Source and Amount of Funds or Other Consideration.
(a) Source of funds. Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.
(b) Conditions. Information regarding the conditions of the Offer and the source of funds set forth in the Offer to Purchase under the headings “Section 7 – Conditions of the Offer” and “Section 9 — Source and Amount of Funds” is incorporated herein by reference.
(d) Borrowed funds. Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.
Item 8.	Interest in Securities of the Subject Company.
(a) Securities ownership. The information set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
(b) Securities transactions. The information set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or recommendations. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” is incorporated herein by reference.
Item 10.	Financial Statements.
(a) Financial information. Not applicable.
(b) Pro forma information. Not applicable.

Item 11.	Additional Information.
(a)(1) Agreements, regulatory requirements and legal proceedings. The information set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).
(a)(2) The information set forth in the Offer to Purchase under the heading “Section 13 — Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(a)(3) The information set forth in the Offer to Purchase under the heading “Section 13 — Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(a)(4) The information set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 12 – Effects of the Offer on the Market for Shares; Registration under the Exchange Act” is incorporated herein by reference.
(a)(5) There are no material pending legal proceedings relating to the Tender Offer. The information set forth in the Offer to Purchase under the heading “Section 13 — Legal Matters; Regulatory Approvals” is incorporated herein by reference.
(c) Other material information. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.
The Company will amend this Schedule TO to include documents that the Company may file with the SEC after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.
Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated February 26, 2025.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 26, 2025.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 26, 2025.
(a)(1)(F)*	Summary Advertisement, dated February 26, 2025.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release issued by WEX Inc., dated February 25, 2024 (incorporated by reference to Exhibit 99.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on February 25, 2025).
(a)(5)(B)*	Modified Dutch Auction Tender Offer FAQs, dated February 26, 2025.
(d)(1)	Form of director indemnification agreement (incorporated by reference to Exhibit No. 10.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on June 8, 2009).
(d)(2)	Wright Express Corporation Amended 2010 Equity and Incentive Plan (incorporated by reference to Exhibit No. 99.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on May 21, 2010).
(d)(3)	WEX Inc. 2019 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on May 15, 2019).
(d)(4)	Amended and Restated 2019 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on June 10, 2021).
(d)(5)
Form of WEX Inc. Nonstatutory Stock Option Agreement under the Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.3 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2021).

Exhibit Number	Description
(d)(6)
Form of WEX Inc. Nonstatutory Stock Option Agreement, in use beginning March 15, 2022, under the Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.1 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2022).

(d)(7)
Form of WEX Inc. 2023 Nonstatutory Stock Option Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.4 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 27, 2023).

(d)(8)
Form of WEX Inc. Performance-Based Restricted Stock Unit Award Agreement, in use beginning March 15, 2022, under the Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.3 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2022).

(d)(9)
Form of WEX Inc. 2023 Performance-Based Restricted Stock Unit Award Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.2 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 27, 2023).

(d)(10)
Form of WEX Inc. 2024 Performance-Based Restricted Stock Unit Award Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.3 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2024).

(d)(11)
Form of WEX Inc. Restricted Stock Unit Award Agreement, in use beginning March 15, 2022, under the Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.2 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2022).

(d)(12)
Form of WEX Inc. 2023 Restricted Stock Unit Award Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.3 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 27, 2023).

(d)(13)
Form of WEX Inc. 2023 Restricted Stock Unit Award Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.4 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on October 27, 2023).

(d)(14)
Form of WEX Inc. 2024 Restricted Stock Unit Award Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.2 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2024).

(d)(15)
Form of WEX Inc. 2024 Market Share Unit Award Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.4 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2024).

(d)(16)
Wright Express Corporation Amended and Restated Non-Employee Directors Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.2 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on January 7, 2009).

(d)(17)	Non-Employee Director Compensation Plan (Effective October 1, 2023) (incorporated by reference to Exhibit 10.5 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on October 27, 2023).
(d)(18)	Non-Employee Director Compensation Plan (Effective October 1, 2024)(incorporated by reference to Exhibit 10.1 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on October 24, 2024).
(d)(19)
Form of Non-Employee Director Long Term Incentive Program Award Agreement under the Amended and Restated Wright Express Corporation 2005 Equity and Incentive Plan (for grants received prior to December 31, 2006) (incorporated by reference to Exhibit 10.3 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2008).

(d)(20)
Form of Wright Express Corporation Non-Employee Director Compensation Plan Award Agreement under the Wright Express Corporation 2010 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.31 to WEX Inc.’s Annual Report on Form 10-K filed with the SEC on February 28, 2011).

(d)(21)	2015 Section 162(m) Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on May 21, 2015).
(d)(22)	2017 Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.6 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2024).

Exhibit Number	Description
(d)(23)
WEX Inc. Executive Severance Pay and Change in Control Plan dated March 5, 2018 (incorporated by reference to Exhibit No. 10.18 to WEX Inc.’s Annual Report on Form 10-K filed with the SEC on March 18, 2019).

(d)(24)
WEX Inc. Amended and Restated Executive Severance Pay and Change in Control Plan (Effective January 1, 2025) (incorporated by reference to Exhibit No. 10.39 to WEX Inc.'s Annual Report on Form 10-K filed with the SEC on February 20, 2025).

(d)(25)	Form of Employment Agreement for Melissa Smith (incorporated by reference to Exhibit No. 10.6 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on January 7, 2009).
(d)(26)	Offer Letter dated September 9, 2019 between WEX Inc. and Mr. Deshaies (incorporated by reference to Exhibit 10.64 to WEX Inc.’s Annual Report on Form 10-K filed with the SEC on March 1, 2021).
(d)(27)	Offer Letter dated November 6, 2015 between WEX Inc. and Mr. Dearborn (incorporated by reference to Exhibit 10.65 to WEX Inc.’s Annual Report on Form 10-K filed with the SEC on March 1, 2021).
(d)(28)	Offer letter, dated April 20, 2022, between WEX Inc. and Jagtar Narula (incorporated by reference to Exhibit 10.1 to WEX Inc.’s Current Report on 8-K filed with the SEC on April 26, 2022).
(d)(29)	Offer letter, dated November 7, 2023, between WEX Inc. and Sachin Dhawan (incorporated by reference to Exhibit 10.5 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2024).
(d)(30)*	Form of Employment Agreement for Carlos Carriedo dated December 7, 2021 between WEX Europe Limited and Carlos Carriedo.
(d)(31)*	Offer Letter dated November 23, 2021 between WEX Inc. and Karen Stroup.
(d)(32)*	Offer Letter dated December 30, 2021 between WEX Inc. and Jennifer Kimball.
(d)(33)*	Offer Letter dated June 4, 2024 between WEX Inc. and Sara Trickett.
(d)(34)*	Offer Letter dated December 12, 2017 between WEX Inc. and Melanie Tinto.
(d)(35)	WEX Insider Trading Policy (incorporated by reference to Exhibit No. 19 to WEX Inc.'s Annual Report on Form 10-K filed with the SEC on February 20, 2025).
(d)(36)	Clawback Policy (incorporated by reference to Exhibit 97 to WEX Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2024).
(d)(37)*	2024 Clawback Policy.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.
*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2025

WEX INC.

By:	/s/ Jagtar Narula
	Name:	Jagtar Narula
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated February 26, 2025.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 26, 2025.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 26, 2025.
(a)(1)(F)*	Summary Advertisement, dated February 26, 2025.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release issued by WEX Inc., dated February 25, 2024 (incorporated by reference to Exhibit 99.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on February 25, 2025).
(a)(5)(B)*	Modified Dutch Auction Tender Offer FAQs, dated February 26, 2025.
(d)(1)	Form of director indemnification agreement (incorporated by reference to Exhibit No. 10.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on June 8, 2009).
(d)(2)	Wright Express Corporation Amended 2010 Equity and Incentive Plan (incorporated by reference to Exhibit No. 99.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on May 21, 2010).
(d)(3)	WEX Inc. 2019 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on May 15, 2019).
(d)(4)	Amended and Restated 2019 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on June 10, 2021).
(d)(5)
Form of WEX Inc. Nonstatutory Stock Option Agreement under the Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.3 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2021).

(d)(6)
Form of WEX Inc. Nonstatutory Stock Option Agreement, in use beginning March 15, 2022, under the Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.1 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2022).

(d)(7)
Form of WEX Inc. 2023 Nonstatutory Stock Option Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.4 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 27, 2023).

(d)(8)
Form of WEX Inc. Performance-Based Restricted Stock Unit Award Agreement, in use beginning March 15, 2022, under the Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.3 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2022).

(d)(9)
Form of WEX Inc. 2023 Performance-Based Restricted Stock Unit Award Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.2 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 27, 2023).

(d)(10)
Form of WEX Inc. 2024 Performance-Based Restricted Stock Unit Award Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.3 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2024).

(d)(11)
Form of WEX Inc. Restricted Stock Unit Award Agreement, in use beginning March 15, 2022, under the Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.2 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on May 3, 2022).

(d)(12)
Form of WEX Inc. 2023 Restricted Stock Unit Award Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.3 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 27, 2023).

(d)(13)
Form of WEX Inc. 2023 Restricted Stock Unit Award Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.4 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on October 27, 2023).

Exhibit Number	Description
(d)(14)
Form of WEX Inc. 2024 Restricted Stock Unit Award Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.2 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2024).

(d)(15)
Form of WEX Inc. 2024 Market Share Unit Award Agreement under the WEX Inc. Amended and Restated 2019 Equity and Incentive Plan (incorporated by reference to Exhibit 10.4 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2024).

(d)(16)
Wright Express Corporation Amended and Restated Non-Employee Directors Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.2 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on January 7, 2009).

(d)(17)	Non-Employee Director Compensation Plan (Effective October 1, 2023) (incorporated by reference to Exhibit 10.5 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on October 27, 2023).
(d)(18)	Non-Employee Director Compensation Plan (Effective October 1, 2024)(incorporated by reference to Exhibit 10.1 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on October 24, 2024).
(d)(19)
Form of Non-Employee Director Long Term Incentive Program Award Agreement under the Amended and Restated Wright Express Corporation 2005 Equity and Incentive Plan (for grants received prior to December 31, 2006) (incorporated by reference to Exhibit 10.3 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2008).

(d)(20)
Form of Wright Express Corporation Non-Employee Director Compensation Plan Award Agreement under the Wright Express Corporation 2010 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.31 to WEX Inc.’s Annual Report on Form 10-K filed with the SEC on February 28, 2011).

(d)(21)	2015 Section 162(m) Performance Incentive Plan (incorporated by reference to Exhibit 10.1 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on May 21, 2015).
(d)(22)	2017 Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.6 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2024).
(d)(23)
WEX Inc. Executive Severance Pay and Change in Control Plan dated March 5, 2018 (incorporated by reference to Exhibit No. 10.18 to WEX Inc.’s Annual Report on Form 10-K filed with the SEC on March 18, 2019).

(d)(24)
WEX Inc. Amended and Restated Executive Severance Pay and Change in Control Plan (Effective January 1, 2025) (incorporated by reference to Exhibit No. 10.39 to WEX Inc.'s Annual Report on Form 10-K filed with the SEC on February 20, 2025).

(d)(25)	Form of Employment Agreement for Melissa Smith (incorporated by reference to Exhibit No. 10.6 to WEX Inc.’s Current Report on Form 8-K filed with the SEC on January 7, 2009).
(d)(26)	Offer Letter dated September 9, 2019 between WEX Inc. and Mr. Deshaies (incorporated by reference to Exhibit 10.64 to WEX Inc.’s Annual Report on Form 10-K filed with the SEC on March 1, 2021).
(d)(27)	Offer Letter dated November 6, 2015 between WEX Inc. and Mr. Dearborn (incorporated by reference to Exhibit 10.65 to WEX Inc.’s Annual Report on Form 10-K filed with the SEC on March 1, 2021).
(d)(28)	Offer letter, dated April 20, 2022, between WEX Inc. and Jagtar Narula (incorporated by reference to Exhibit 10.1 to WEX Inc.’s Current Report on 8-K filed with the SEC on April 26, 2022).
(d)(29)	Offer letter, dated November 7, 2023, between WEX Inc. and Sachin Dhawan (incorporated by reference to Exhibit 10.5 to WEX Inc.’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2024).
(d)(30)*	Form of Employment Agreement for Carlos Carriedo dated December 7, 2021 between WEX Europe Limited and Carlos Carriedo.
(d)(31)*	Offer Letter dated November 23, 2021 between WEX Inc. and Karen Stroup.
(d)(32)*	Offer Letter dated December 30, 2021 between WEX Inc. and Jennifer Kimball.
(d)(33)*	Offer Letter dated June 4, 2024 between WEX Inc. and Sara Trickett.
(d)(34)*	Offer Letter dated December 12, 2017 between WEX Inc. and Melanie Tinto.
(d)(35)	WEX Insider Trading Policy (incorporated by reference to Exhibit No. 19 to WEX Inc.'s Annual Report on Form 10-K filed with the SEC on February 20, 2025).

Exhibit Number	Description
(d)(36)	Clawback Policy (incorporated by reference to Exhibit 97 to WEX Inc.’s Annual Report on Form 10-K filed with the SEC on February 23, 2024).
(d)(37)*	2024 Clawback Policy.
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table.
*	Filed herewith.